As filed with the Securities and Exchange Commission on January 31, 2018	Registration No. 333-210651

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY

AMERICAN DEPOSITARY RECEIPTS

ENEL CHILE S.A.

(Exact name of issuer of deposited securities as specified in its charter)

[N/A]

(Translation of issuer’s name into English)

REPUBLIC OF CHILE

(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.

(Exact name of depositary as specified in its charter)

388 Greenwich Street

New York, New York 10013

(877) 248 - 4237

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates

850 Library Avenue, Suite 204

Newark, Delaware 19711

(302) 738-6680

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Allen Miller, Esq. Sey-Hyo Lee, Esq. Winston & Strawn LLP 200 Park Avenue New York, New York 10166 212-294-6700	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036 212-336-2000

It is proposed that this filing become effective under Rule 466:	☐	immediately upon filing.

	☐	on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

This Post-Effective Amendment No. 1 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADSs”)	Face of Receipt - Upper right corner.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (15) and (16).

	(iii)	The collection and distribution of dividends	Reverse of Receipt - Paragraph (14).

	(iv)	The transmission of notices, reports and proxy soliciting material	Face of Receipt - Paragraph (11); Reverse of Receipt - Paragraph (16).

	(v)	The sale or exercise of rights	Reverse of Receipt – Paragraphs (14) and (15).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt - Paragraphs (3) and (6); Reverse of Receipt - Paragraphs (14), (15) and (17).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (22) and (23) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (11).

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (3), (4), (6), (7), (9) and (10).

(x)	Limitation upon the liability of the Depositary	Face of Receipt - Paragraph (5); Reverse of Receipt - Paragraphs (19) and (20).

(xi)	Fees and charges which may be imposed directly or indirectly on holders of ADSs	Face of Receipt - Paragraph (8).

Item 2.	AVAILABLE INFORMATION	Face of Receipt - Paragraph (11).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, is required to file certain reports with, or to submit certain reports to, the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Amendment No. 1 to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(i) Form of Amendment No. 1 to Deposit Agreement, by and among Enel Chile S.A. (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders and Beneficial Owners of American Depositary Shares issued under the terms of the Deposit Agreement (as hereinafter defined). — Filed herewith as Exhibit (a)(i).

(a)(ii) Deposit Agreement, dated as of April 26, 2016, by and among the Company, the Depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the “Deposit Agreement”). — Filed herewith as Exhibit (a)(ii).

(b)       Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. — None.

(c)       Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)       Opinion of counsel for the Depositary as to the legality of the securities to be registered. — previously filed.

(e)       Certificate under Rule 466. — None.

(f)       Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Filed herewith as Exhibit (f).

Item 4.	UNDERTAKINGS

(a)	The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, as proposed to be amended, by and among Enel Chile S.A., Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 31st day of January, 2018.

Legal entity created by the Deposit Agreement, as proposed to be amended, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive fifty (50) common shares, without nominal/par value, of Enel Chile, S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Keith Galfo
Name: Keith Galfo
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Enel Chile S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Santiago, the Republic of Chile, on January 31, 2018.

ENEL CHILE S.A.

By:	/s/ Nicola Cotugno
Name: Nicola Cotugno
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on January 31, 2018.

Signature	Title

*	Chairman of the Board of Directors
Herman Chadwick P.

*	Vice Chairman of the Board of Directors
Giulio Fazio

*	Director
Salvatore Bernabei

*	Director
Pablo Cabrera G.

*	Director
Fernán Gazmuri P.

*	Director
Gerardo Jofré M.

*	Director
Vicenzo Ranieri

/s/ Nicola Cotugno	Chief Executive Officer
Nicola Cotugno	(Principal Executive Officer)

	*	Chief Financial Officer
	Raffaele Grandi	(Principal Financial Officer)

	*	Chief Accounting Officer
	Paolo Pirri	(Principal Accounting Officer/Controller)

	*	Authorized Signatory for Puglisi & Associates,
	Donald J. Puglisi	Authorized Representative in the United States

* By:	/s/ Nicola Cotugno
Nicola Cotugno, Attorney-in-Fact**

________________________

** By authority of the power of attorney filed as Exhibit (f) hereto.

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Amendment No. 1 to Deposit Agreement

(a)(ii)	Deposit Agreement, dated as of April 26, 2016

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company